EXHIBIT 4.1(b)

                  AMENDMENT TO RIGHTS AGREEMENT

The Rights Agreement dated November 8, 2001, between LaBarge, Inc. and UMB Bank, NA is hereby amended as follows:
1.

Registrar and Transfer Company, a New Jersey corporation ("R&T"), is hereby appointed as the successor Rights Agent with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent.

2.	Section 21 is hereby amended by deleting the fifth sentence and in its place substituting a new fifth sentence to read as follows:

"Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation organized and doing business under the laws of the United States or of any other state of the United States so long as such corporation is authorized to do business as a transfer agent, is in good standing, and is authorized under such supervision or examination by federal or state authority and that at the time of its appointment as Rights Agent is registered as a Transfer Agent in accordance with the applicable provisions of the Securities Exchange Act of 1934, as amended, and is qualified to act as a Transfer Agent under the rules of the New York Stock Exchange."

3.	Section 26 is amended to include the notification address of the current Rights Agent as follows:

Registrar and Transfer Company
Attn: Vice President - Administration
10 Commerce Drive
Cranford, NJ 07016

4.	Section 31 is amended by deleting the phrase "State of Missouri" and in its place substitute the phrase "State of New Jersey."

IN WITNESS WHEREOF, the parties listed below have caused this Amendment to be duly executed on this date.

Date: 12-5-2001

LaBarge, Inc.	Registrar and Transfer Company

BY: /s/Donald H. Nonnenkamp	BY: /s/William P. Tatler
Donald H. Nonnenkamp	William P. Tatler
Vice President	Vice President